SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 1, 2005

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y	Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o	No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o	No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o	No: y

Enclosure:

A copy of the press release that is being issued today by Philippine Long Distance Telephone Company (the “Company”), regarding the 2004 audited financial results of the Company.

Security Code # CM-040

March 1, 2005

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

SVP – Operations Group

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC From 17-C with a press release attached thereto regarding the 2004 audited financial results of the Company.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

March 1, 2005

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with a press release attached thereto regarding the 2004 audited financial results of the Company.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,200,018 As of January 31, 2005	N/A	N/A
		Total No. of Stockholders	Domestic	Foreign

----------------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                   1 March 2005

Date of Report (Date of earliest event reported)

2.                   SEC Identification Number PW-55

3.                   BIR Tax Identification No. 000-488-793

4.                   PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.               Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________________

________________________________________________________________________

________________________________________________________________________

PLDT GROUP REPORTS RECORD PROFIT OF P28 BILLION

NORMALIZED NET INCOME OF P25 BILLION ALSO A HISTORIC HIGH

DIVIDEND OF P14/SHARE DECLARED

  PLDT reports consolidated net income of P28 billion for 2004; normalized net income at P25.2 billion
  PLDT fulfills commitment to restore dividends to common shareholders at P14/share
  Cellular service revenues increase 27% on the back of subscriber net additions of over 1.6 million and 6.2 million for the fourth quarter and full year 2004, respectively; combined Smart and Piltel subscriber base at 19.2 million
  PLDT Fixed Line reduces debt by US$500 million, ahead of targets
  Consolidated EBITDA rises to P70.4 billion; Consolidated EBITDA margin improves to 61% of revenues
  Consolidated free cash flow reaches P37.3 billion
  Smart pays total cash dividend of P16.1 billion to PLDT in 2004

MANILA, Philippines, 1st March 2005 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its audited financial results for 2004, with a record reported net profit of P28 billion. In addition, the Company’s Board of Directors also approved the payment of dividends to common shareholders at the rate of P14/share. Payment will be made on 12th May to shareholders of record as of 31st March 2005. This marks the resumption of dividend payments to common shareholders since April 2001 when the last dividend was paid.

Cellular subsidiaries, Smart Communications, Inc. (“Smart”) and Pilipino Telephone Corporation (“Piltel”), sustained their strong performances and contributed significantly to the rise in PLDT’s consolidated net income of P28 billion, inclusive of the gain on the debt exchange transaction completed in July 2004. Normalized consolidated net income rose to P25.2 billion, 237% over the normalized and restated net income of P7.5 billion reported in 2003. Service revenues for the PLDT Group likewise increased by 14% to P115 billion while consolidated EBITDA improved to P70.4 billion as cash operating expenses declined by 9%. These reported financial results and comparative numbers reflect the impact of adjustments taken as a result of the adoption of all applicable International Accounting Standards.

The increase in consolidated free cash flow, which grew 65% from P22.6 billion in 2003 to P37.3 billion in 2004, enabled the Group to accelerate its deleveraging program. PLDT Fixed Line reduced its debt by US$500 million in 2004, surpassing both initial target of US$300 million and the subsequently raised target of US$350 million.

Cellular: Staying Ahead of Competition

Despite heightened competition, Smart and Piltel, together, added more than 6.2 million subscribers in 2004, bringing the PLDT Group’s total cellular subscribers to 19.2 million and maintaining its market share of about 58%. Smart added over 4.5 million subscribers while Talk ‘N Text added 1.7 million subscribers to end 2004 with 14.6 and 4.6 million subscribers, respectively. Total net subscriber additions in 2004 increased by 35%, from 4.6 million last year to over 6.2 million this year. In the fourth quarter alone, when a number of aggressive initiatives were launched by competition, Smart and Piltel added over 1.7 million subscribers. The cellular penetration rate continues to exceed expectations, reaching approximately 39% at the end of 2004 although the existence of subscribers owning multiple SIMs has likely inflated this rate to a certain extent.

More importantly, Smart and Piltel maintained their share of industry revenues at approximately 59%. Consolidated cellular revenues and net income continued to rise, with consolidated service revenues increasing to P67 billion, 27% higher than the P53 billion realized last year. Consolidated cellular EBITDA grew by 31% to P42.5 billion from P32.4 billion mainly due to higher revenues. EBITDA margin improved to 63% in 2004 from 61% last year. Normalized net income nearly doubled to P23.3 billion from P12 billion last year while free cash flow remained strong at P17.6 billion. Smart paid an additional cash dividend of P4.8 billion to PLDT in December 2004, bringing its 2004 total dividend payments to P16.1 billion. Smart intends to raise its dividend payment to PLDT to P20 billion in 2005, subject to securing the relevant approvals from its creditors.

The consolidated debt position of the wireless group now takes into account the debts absorbed by Smart arising from the Piltel debt exchange transaction which closed on 2nd July 2004, as well as the residual third party debt remaining at Piltel. Smart completed the conversion of its Series K convertible preferred shares on 29th December 2004, which raised its ownership in Piltel to 86.5%, and is in the process of acquiring the remaining 6.5% common shareholding of PLDT in Piltel. Also in December 2004, Smart and Piltel entered into a new omnibus agreement which supersedes and replaces previous management agreements. The omnibus agreement covers the provision of all the services under the previous agreements, in consideration of a revenue sharing arrangement of 80-20 in favor of Piltel, a ratio which allows Smart to largely recover its costs while providing Smart and Piltel with a more equitable revenue sharing arrangement in the context of the latter’s increased subscriber base, the resulting economies of scale, as well as declining network and operating costs per subscriber derived from improvements in productivity and technology.

Smart Padala, the first international and domestic cash remittance service via text which Smart launched in August, now services 14 countries, including the United Kingdom, the United States, Spain, Germany, Canada, Israel, Taiwan, Singapore, Greece, Hong Kong, Japan, Australia and Brunei. This breakthrough service allows overseas Filipino workers to remit money to their relatives in a more economic and efficient manner. Over 300,000 remittances have been sent to date via Smart Padala with transaction values averaging US$100.

Smart’s cellular network has expanded to 36 switches and over 5,200 base stations covering 97% of the country’s population. Capital expenditures were just under P15 billion during 2004.

“Once again, the mobile industry is proving to be one of change and challenge. Competition is heating up and we will address the evolving market dynamics in due course and in our usual innovative style. Furthermore, our acquisition of Meridian Telekoms should position us well for the emerging wireless broadband business,” explained Napoleon L. Nazareno, President and CEO of PLDT and Smart.

PLDT Fixed Line: Looking to Redefine Services

The Fixed Line business remains focused on maintaining the stability of its revenues and containing its cash operating expenses. Total revenues increased by 3%, from almost P47 billion in 2003 to P48.5 billion in 2004, mainly due to the positive impact of favorable rate and interconnection changes on NLD revenues and higher data service revenues. DSL subscribers numbered almost 50,000 at the end of 2004 from less than 25,000 a year ago and a number of complementary product offerings are in the pipeline.

Cash operating expenses were down 12% due to a higher level of compensation expenses in 2003 resulting from the manpower rightsizing program. EBITDA improved 19%, from P22 billion in 2003 to P26.3 billion in 2004 and the EBITDA margin likewise increased, to 54% this year from 47% last year.

Capital expenditures for 2004 totaled P5.8 billion, most of which were spent to expand PLDT’s DSL and corporate data services.

As of the end of 2004, PLDT Fixed Line had 9,692 employees compared with 10,518 employees as of last year. PLDT Fixed Line reduced headcount by 826 in the year in line with its objective to right-size its organization.

PLDT’s free cash flow in 2004 increased to P35.2 billion, on account of the P16.1 billion dividends from Smart, the improved Fixed Line EBITDA and a positive change in working capital. Accordingly, PLDT Fixed Line was able to reduce debts by US$500 million during the year, well above the earlier estimate of US$350 million. As of the end of 2004, PLDT Fixed Line’s debt balance stood at US$1.97 billion. PLDT Fixed Line expects to continue its aggressive deleveraging in 2005, thereby achieving savings in interest and financing costs and at the same time, reducing its risk profile.

"We are extremely pleased with the accelerated pace of our debt reduction program, which has resulted in our debt balance coming in under the US$2 billion mark, and we are looking to sustain a similar pace in 2005. We are also poised to launch new products and initiatives this year as we work in tandem with the wireless side of the business to redefine and revitalize the fixed line business," concluded Nazareno.

ePLDT: Growth in Expansion

ePLDT, the Group’s information and communications technology arm, reported a net loss of P695 million for 2004 mainly as a result of a write-down on one of its investments. Without the write-down, ePLDT would have broken even, as the 42% increase in service revenues was offset by a 36% increase in cash operating expenses.

The call center business continues to flourish, with Vocativ and Parlance increasing their seats by 5% and 69%, respectively. The call centers generated revenues of P1.2 billion, or 58% of our total ICT service revenues, while the Internet business increased its revenue contribution to P569 million or 27%. Consolidated service revenues of ePLDT jumped by 42% in 2004 to P2 billion compared with P1.5 billion last year. With two more call centers open, ePLDT call centers’ capacity was approximately 2,600 seats at the end of 2004 and is expected to grow by another 775 seats by middle of 2005.

“Our major participation in the flourishing call center business and in internet service provision, whether it be through Infocom or Netopia, plays a key role in fulfilling the PLDT Group’s vision of making all forms of communications affordable and accessible to Filipinos everywhere, said Ray C. Espinosa, ePLDT Managing Director.

PLDT Group: Pulling In One Direction

With 2005 looking to be another challenging and highly competitive year, the PLDT Group has set for itself the following objectives:

  Continue develeraging thrust and increase dividends to common shareholders
    Reduce consolidated debt by US$500 million
    Achieve a consolidated debt-to-EBITDA ratio below 1.5 times by 2006
    Increase common dividend payout ratio in 2006 to a minimum of 15% of 2005 EPS
  Maintain market leadership by introducing more product innovations
  Commence the upgrade to an IP-based network and boost broadband capabilities
  Develop bundled products and services across the Group’s various businesses

“I am extremely pleased to announce the restoration of dividends to our common shareholders. While the present rate of P14 per share is modest, representing approximately a 1% dividend yield, the successful and continued acceleration of our develeraging program should allow us to increase this in 2006 and beyond. The strong performance of the wireless business continues to drive our profits but we have begun to look beyond mobile growth and are now focusing on developing new products and services that capitalize on the Group’s collective assets and capabilities. The IAS adoption introduces an element of volatility to our bottom line moving forward but has no effect, of course, on our free cash flow. It has always been our goal to return value to our shareholders once we turned the Company around and our strengthening free cash flow should enable us to deliver on that promise,” said Manuel V. Pangilinan, PLDT Chairman.

###

(a)   Reflects the adoption of IAS

(b)   Reflects the adoption of IAS and certain adjusting items

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Anna V. Bengzon Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: March 1, 2005